

Mail Stop 3030

July 24, 2009

Via Facsimile and U.S. Mail

Mr. Jianhua Wu
Chief Executive Officer
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

> **Re: China Wind Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 33-16335**

Dear Mr. Wu:

We have reviewed your letter dated July 13, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 43

Management's Report on Internal Control over Financial Reporting, page 43

1. Please refer to prior comment 1. We note from your response that it was your intention to state management's conclusion that the Company's <u>internal controls over financial reporting</u> were effective. However, your amended From 10-K instead provided an additional conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u>, rather than a conclusion regarding the effectiveness of your <u>internal controls over financial reporting.</u> We also note that this conclusion was not consistent with your earlier conclusion in which you state that your disclosure controls and procedures were not effective. Please amend the filing to provide a conclusion regarding the effectiveness of your internal controls over financial reporting. You may file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, the amended item, signature page and paragraphs 1, 2, 4 and 5 of the certification.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant